UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

On April 13, 2020, Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) received notice from the New York Stock Exchange, Inc. (the “NYSE”) that it was not in compliance with NYSE’s continued listing standard that requires that the average closing price of a company’s listed securities not fall below $1.00 per share for any consecutive 30 trading-day period.

Under NYSE rules, Oi has a period of six months from the receipt of the NYSE notice to regain compliance with the minimum share price requirement. As a result of temporary relief granted to the NYSE by the SEC, this period was tolled from April 21, 2020 through June 30, 2020; as a result, Oi must regain compliance prior to December 22, 2020. During the interim period, Oi’s American Depositary Shares, each representing five Oi common share (“ADSs”), will continue to be listed and traded on the NYSE, subject to the Company’s compliance with other NYSE continued listing requirements.

If Oi does not otherwise regain compliance with the minimum share price requirement, Oi intends to amend the terms of its ADSs to increase the number of common shares of the Company represented by the ADSs in order to regain compliance with the NYSE’s minimum share price requirement. Oi has not yet determined the applicable ratio of shares per ADS, but intends to select these ratios with the expectation that following this amendment, Oi will be in compliance with the NYSE’s minimum share price requirement for the foreseeable future. The amendments of the terms of the ADSs must be approved by Oi’s Board of Directors. If necessary, Oi intends to implement this change in ratio sufficiently in advance of December 22, 2020 to ensure compliance prior to that date.

Rio de Janeiro, May 12, 2020.

Oi S.A.

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This Notice to the Market contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words "will," "may," "should," "could," "anticipates," "intends," "believes," "estimates," "expects," "plans," "targets," "goal" and similar expressions, as they relate to Oi, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian and the U.S. federal securities laws and the rules and regulations of the CVM, the SEC or of regulatory authorities in other applicable jurisdictions, the Company does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Oi makes on related subjects in reports and communications Oi files with the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer